SONGVEST RECORDS, INC.

Reviewed Financial Statements For The Period of August 23, 2019 (Inception) to September 30, 2019

October 15, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SongVest Records, Inc.
Raleigh, NC

We have reviewed the accompanying financial statements of SongVest Records, Inc. (a corporation), which comprise the balance sheet as of September 30, 2019, and the related statements of income, changes in shareholders' equity and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 15, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

SONGVEST RECORDS, INC.
BALANCE SHEET
SEPTEMBER 30, 2019

_____

ASSETS

CURRENT ASSETS

Cash	$	2,500
TOTAL CURRENT ASSETS		2,500
TOTAL ASSETS		2,500

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

Common Stock (200,000 shares authorized; 90,000 issued and outstanding; $.001 par value)	90
Additional Paid in Capital	8,272
Retained Earnings (Deficit)	(5,862)
TOTAL SHAREHOLDERS' EQUITY	2,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,500

SONGVEST RECORDS, INC.
INCOME STATEMENT
FOR THE PERIOD OF AUGUST 23, 2019 (INCEPTION) TO SEPTEMBER 30, 2019

_____

Operating Income		
Sales, Net	$	-
Gross Profit		-
Operating Expense		
Professional & Legal Fees		5,862
		5,862
Net Income from Operations		(5,862)
Net Income	$	(5,862)

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(5,862)
Net Cash Flows From Operating Activities		(5,862)
Cash Flows From Financing Activities		
Issuance of Common Stock		90
Change In Additional Paid In Capital		8,272
Net Cash Flows From Investing Activities		8,362
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		2,500
Cash at End of Period	$	2,500

SONGVEST RECORDS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF AUGUST 23, 2019 (INCEPTION) TO SEPTEMBER 30, 2019

| | Common Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	in Capital		Equity
Balance at August 23, 2019	-	$ -	$ -	$ -	$ -
Issuance of Stock	90,000	90	8,272		8,362
Net Income					(5,862)
Balance at September 30, 2019	90,000	90	$ 8,272	$ -	$ 2,500

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SongVest Records, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company intends to operate an online marketplace that allows its users in invest in musicians to receive royalties.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 15, 2019, the date that the financial statements were available to be issued.

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